Exhibit 21

EQUISTAR CHEMICALS, LP

SUBSIDIARIES

Name	Type of Entity	Jurisdiction
Equistar Mont Belvieu Corporation	corporation	Delaware
Equistar Polyproylene, LLC	limited liability	Delaware
Equistar Funding Corporation	corporation	Delaware
Equistar Chemicals de Mexico, Inc.	corporation	Delaware
PD Glycol	corporation	Texas
Equistar Transportation Company, LLC	limited liability	Delaware
Quantum Pipeline Company	corporation	Illinois
Equistar Bayport, LLC	limited liability	Delaware
Equistar Receivables, LLC	limited liability	Delaware
Equistar Receivables II, LLC	limited liability	Delaware
Equistar Olefins Offtake, LP	limited partnership	Delaware
Equistar Olefins Offtake G.P., LLC	limited liability	Delaware
Equistar Olefins G.P., LLC	limited liability	Delaware
Olefins JV, LP	limited partnership	Delaware
Lyondell-Equistar Holdings Partners	joint venture	Delaware